Mail Stop 3628

                                                                October 19,
2021

    Scott Cooke
    President
    Toyota Auto Finance Receivables LLC
    6565 Headquarters Drive
    Plano, Texas 75024

           Re:     Toyota Auto Finance Receivables LLC
                   Registration Statement on Form SF-3
                   Filed September 28, 2021
                   File No. 333-259868

    Dear Mr. Cooke:

           We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

    Registration Statement on Form SF-3

    Form of Prospectus

    Risk Factors, page 31

        1. Your registration statement contemplates the possibility of floating rate notes tied to a floating rate benchmark to be determined at the time of the applicable offering.
           However, your disclosure does not include a description of risks to floating rate noteholders associated with the upcoming elimination of LIBOR or describe remedies available to noteholders in connection therewith. Please confirm that no LIBOR-linked floating rate notes will be offered under this registration statement.
 Scott Cooke
Toyota Auto Finance Receivables LLC
October 19, 2021
Page 2

Risk Factors   Risks Primarily Related to the Receivables and Economic
Conditions   Economic
developments, geopolitical conditions, public health concerns and other market events may adversely affect the liquidity, performance and market value of your notes, page 37

      2. Your disclosure states that climate-related risk, among other factors, could have a
         material adverse effect on the sponsor   s business, results of
operations and financial
         condition. To the extent that you believe investors in these asset-backed securities may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your
         disclosure to describe these risks. See the Commission   s Guidance
Regarding Disclosure
         Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

Part II     Information Not Required in Prospectus

Item 14. Exhibits

      3. We note that your Form of Depositor Certification was filed as Exhibit
23.1 rather than
         Exhibit 36.1 as indicated in your exhibit list. Please re-file your Form of Depositor
         Certification as Exhibit 36.1 with your next amendment. Refer to Item 1100(f) of
         Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202)
551-3262 if you have any questions.

                                                             Sincerely,

                                                             /s/ Arthur C.
Sandel

                                                             Arthur C. Sandel
                                                             Special Counsel
                                                             Office of
Structured Finance


cc:      Sean Gurgle
         Toyota Motor Credit Corporation

         Reed D. Auerbach
         Morgan, Lewis & Bockius LLP